UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Aravive, Inc. (formerly known as Versartis, Inc.)

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03890D108

(CUSIP Number)

Raymond Tabibiazar

c/o Aravive, Inc.,

LyondellBasell Tower

1221 McKinney Street, Suite 3200

Houston, Texas 77010

With a copy to:

Leslie Marlow

Gracin & Marlow, LLP

The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

(Name, address and telephone number of person authorized to receive notices and communications)

October 12, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 03890D108	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Raymond Tabibiazar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,635,585*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,635,585*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,635,585*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%**
14	TYPE OF REPORTING PERSON IN

*	Share numbers reflect a 1-for-6 reverse stock split that was effected on October 16, 2018. Consists of 1,000,751 shares of common stock and options to purchase 634,834 shares of common stock.
**	Based on 11,182,045 outstanding shares of common stock of the Issuer after the Merger and reverse stock split.

CUSIP No. 03890D108	SCHEDULE 13D	Page 3 of 6 Pages

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share, of Aravive, Inc. (formerly known as Versartis, Inc.), a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 1020 Marsh Road, Menlo Park, California 94025.

Item 2. Identity and Background

(a) The name of the reporting person is Raymond Tabibiazar (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Aravive, Inc., LyondellBasell Tower, 1221 McKinney Street, Suite 3200, Houston, Texas 77010.

(c) The principal occupation of the Reporting Person until the Merger has been serving as Executive Chairman of the Board of Aravive Biologics, Inc.” (“Private Aravive”). The Reporting Person serves as a director of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership 9,813,546 shares of common stock, consisting of 6,004,506 shares of common stock and options to purchase 3,809,040 shares of common stock on October 12, 2018 in connection with the business combination of the Issuer, formerly known as Versartis, Inc., with what was then known as Private Aravive. On October 12, 2018, pursuant to the Agreement and Plan of Merger and Reorganization, dated as of July 3, 2018, by and among Private Aravive, Issuer and Velo Merger Sub. (“Merger Sub”) (the “Merger Agreement”), Merger Sub merged with and into Private Aravive, with Private Aravive surviving as a wholly owned subsidiary of the Issuer (the “Merger”). Also, on October 16, 2018, in connection with, and prior to the completion of, the Merger, the Issuer effected a 1-for-6 reverse stock split of its then outstanding common stock and, immediately following the Merger, the Issuer changed its name from “Versartis, Inc.” to “Aravive, Inc.”

CUSIP No. 03890D108	SCHEDULE 13D	Page 4 of 6 Pages

Under the terms of the Merger Agreement, the Issuer issued shares of its common stock to Private Aravive’s stockholders, at an exchange ratio of 2.2801 shares of common stock in exchange for each share of common stock of Private Aravive outstanding immediately prior to the Merger. The Reporting Person held 2,633,440 shares of Private Aravive’s common stock and options to purchase 1,670,560 shares of Private Aravive’s common stock prior to the Merger, which resulted in the Reporting Person receiving 6,004,506 shares of common stock and options to purchase 3,809,040 shares of common stock at the effective time of the Merger (the vesting of which accelerated upon consummation of the Merger) which was reduced to 1,000,751 shares of common stock and options to purchase 634,834 shares of common stock after the reverse stock split of the Issuer’s common stock.

Item 4. Purpose of Transaction

The disclosure provided in Item 3 above is incorporated herein by reference.

Since the effective time of the Merger and as of the date hereof, the Reporting Person has served as director of the Issuer. At the effective time of the Merger, each of the directors of the Issuer prior to the Merger resigned and the Reporting Person, Amato Giaccia, Eric Zhang, Srini Akkaraju, Jay Shepard, Shahzad Malik and Robert Hoffman were appointed as directors of the Issuer whose terms expire as follows: Amato Giaccia and Jay Shepard, 2019; Eric Zhang and Shahzad Malik, 2020; and the Reporting Person, Robert Hoffman and Srini Akkaraju, 2021.

Item 5. Interest in Securities of the Issuer

(a) The percentage of beneficial ownership reported in this Item 5, and on the Reporting Person’s cover page to this Schedule 13D, is based on a total of 11,182,045 shares of the common stock issued and outstanding as of October 16, 2018 and reflects the 1-for-6 reverse stock split, all according to information provided by the Issuer to the Reporting Person. All of the share numbers reported herein, and on the Reporting Person’s cover page to this Schedule 13D, are as of October 16, 2018, unless otherwise indicated. The cover page to this Schedule 13D for the Reporting Person is incorporated by reference in its entirety into this Item 5(a).

The Reporting Person beneficially owns 1,635,585 shares of common stock, or approximately 13.84% of the outstanding shares of common stock.

(b) The Reporting Person has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, all of the shares of common stock beneficially owned by the Reporting Person as described in Item 5(a) above.

(c) As of October 12, 2018, the Reporting Person acquired beneficial ownership of 9,813,546 shares, consisting of 6,004,506 shares of common stock and options to purchase 3,809,040 shares of common stock as a result of the effectiveness of the Merger which was reduced to 1,000,751 shares of common stock and options to purchase 634,834 shares of common stock after the reverse stock split of the Issuer’s common stock. Except as set forth in the preceding sentence, the Reporting Person has not effected any transaction in shares of the common stock from August 12, 2018 (the date 60 days prior to the filing of this Schedule 13D) to October 12, 2018.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the common stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

CUSIP No. 03890D108	SCHEDULE 13D	Page 5 of 6 Pages

Item 7. Material to be Filed as Exhibits

Exhibit 1

Agreement and Plan of Merger and Reorganization, dated as of dated July 3, 2018 by and among Aravive Biologics, Inc., Versartis, Inc. and Velo Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 4, 2018)

Exhibit 2

Form of Lock-up Agreement

Exhibit 3

Form of Support Agreement (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 4, 2018)

[signature page follows]

CUSIP No. 03890D108	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2018	/s/ Raymond Tabibiazar
Raymond Tabibiazar